FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

The following is an email and its attachment sent to HCP Option Holders on June 14, 2012.

On May 22, we had an initial discussion regarding the DaVita HealthCare Partners Merger and Options Treatment. We also set up an email box, Questions@healthcarepartners.com, to address any questions that you may have about the merger. Attached are the answers to the questions submitted as of last Friday.

Again, thanks to all of you for helping play a major role in building our company into such a special organization. I’m looking forward to joining you in making DaVita HealthCare Partners an even stronger leader in transforming the national healthcare system to higher quality, efficiency, and value for our patients.

Sincerely,

Robert Margolis, M.D.

Chief Executive Officer

Frequently Asked Questions about the DaVita/HCP Merger and Options Treatment

Senior Partners,

Below are listed questions we have received since announcement of the DVA/HCP merger and their respective answers.

Please continue to let us know via Questions@healthcarepartners.com if you have further questions.

What does this mean for senior partners of HCP?

All of the compensation and benefits provided to HCP’s senior partners will continue to remain in effect until further notice.

HCP Options and Pricing:

Are we going to get stock from DaVita in exchange for our HCP stock options?

At the teleconference that took place on May 22nd at 3:30 pm (PDT), limited financial information was shared. Further information regarding the exchange and valuation of HCP stock options will be forthcoming.

How does this merger affect our HCP stock options?

The merger with DaVita will impact the Class B option units granted to eligible options holders. All outstanding HCP options will be cashed out in the merger. Exact information about the value of each option you hold will be provided at a later date.

Tax Treatment:

Based on the merger, how do any gains associated with my HCP stock options impact me?

Once your options’ value information is provided, it is suggested you contact your financial advisor for further tax guidance.

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the Merger; DaVita’s or HCP’s inability to satisfy the conditions of the Merger; the need for outside financing to pay the cash consideration in the Merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the Merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the Merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC the S-4 to register the DaVita common stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.